THE MAINSTAY FUNDS
MAINSTAY FUNDS TRUST
51 Madison Avenue
New York, NY 10010

VIA EDGAR CORRESPONDENCE

August 25, 2020

Ms. Jennifer Hardy
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Comments on the 485A filings (each a “Registration Statement” and, collectively, the “Registration Statements”) for The MainStay Funds (SEC File No. 333-214498) and MainStay Funds Trust (SEC File No. 333-160918) (collectively, the “Registrants”)

Dear Ms. Hardy:

This letter responds to comments you provided telephonically on August 11, 2020 with respect to the Registration Statements. The Registration Statements were filed with the Securities and Exchange Commission on June 26, 2020. On behalf of the Registrants, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Registration Statements, except as otherwise defined herein.

Comments applicable to more than one Fund

Comment 1: For each fee waiver and expense limitation arrangement presented in the section entitled “Fees and Expenses of the Fund”, please update the corresponding footnote to reflect that such arrangement will be in place for no less than one year from the effective date of the Registration Statement.

Response: We have made the requested update to reflect that each fee waiver and expense limitation arrangement will be in place for no less than one year from the effective date of the Registration Statement.

Comment 2: For each fee waiver and expense limitation arrangement presented in the section entitled “Fees and Expenses of the Fund”, please file the revised Expense Limitation Agreement as an exhibit to each Registration Statement to reflect the expiration dates for SIMPLE Class and Class C2 shares.

Response: We have included the Funds’ Amended and Restated Expense Limitation Agreement as an exhibit to the each Registration Statement.

Comment 3: Please explain supplementally why the “Other Expenses” of SIMPLE Class and Class C2 shares are based on amounts expected to be incurred during the current fiscal year and not based on actual Fund expenses. Please also reconcile the footnote disclosure language among the Funds to reflect whether the “Other Expenses” are based on estimated amounts or amounts expected to be incurred during the current fiscal year.

Response: We have updated the footnote disclosure to reflect that “Other Expenses” are based on amounts expected to be incurred during the current fiscal year. The “Other Expenses” figures will be based on the expenses a Fund’s SIMPLE Class or Class C2 shares are expected to incur for the current fiscal year because certain expense components are unique to each of these share classes and therefore could not have not been actual expenses incurred by the Fund prior to the launch of these share classes. Therefore, we are not basing “Other Expenses” on actual amounts incurred by a Fund during the prior fiscal year.

Comment 4: In the section entitled “Fees and Expenses of the Fund”, please explain supplementally why some of the Funds describe the transfer agency fee waiver arrangement in the footnotes to their fee tables whereas other Funds include this description in their Item 10 disclosure.

Response: The Registrant hereby notes that per Form N-1A requirements, Funds are only permitted to describe the transfer agency waiver amount in their fee tables if the Funds are actively reimbursing transfer agency fees pursuant to such arrangement. Therefore, only Funds that are actively reimbursing transfer agency fees will describe this arrangement in their fee tables. Funds that are not actively reimbursing transfer agency fees will describe this arrangement in Item 10.

Comment 5: In the section entitled “Fees and Expenses of the Fund”, please consider revising the footnote describing the transfer agency expense reimbursement to more clearly reflect the impact of small account fees.

Response: We have updated the disclosure in response to this comment as follows:

New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to limit the transfer agency expenses charged to each of the Fund’s share classes to a maximum of 0.35% of that share class’s average daily net assets on an annual basis after deducting any applicable Fund or class-level expense reimbursements or small account fees. This agreement will remain in effect until August 31, 2021, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Comment 6: In the section entitled “Fees and Expenses of the Fund”, please include a footnote describing that the acquired fund fees and expenses are based on amounts expected to be incurred during the current fiscal year.

Response: We respectfully decline to make this change as we believe that the presentation of acquired fund fees and expenses is consistent with Form N-1A requirements.

Comment 7: In the section entitled “Example”, please delete the following disclosure for any Fund that does not have a contractual fee waiver and/or expense reimbursement arrangement in place.

The Example reflects the contractual fee waiver and/or expense reimbursement arrangement, if applicable, for the current duration of the arrangement only.

Response: We respectfully decline to make this change as we believe the disclosure clearly notes that such arrangements will only be reflected in the Example if applicable.

Comment 8: In the section entitled “Past Performance”, please identify all share classes that SIMPLE Class or Class C2 shares would have higher expenses than and note that the performance of SIMPLE Class or Class C2 shares would have been lower than such share classes.

Response: We have updated the disclosure in response to this comment for each of the Funds. The following is an example of the revised disclosure for SIMPLE Class and Class C2 shares:

Because SIMPLE Class shares have higher expenses than all other share classes of the Fund, except Class B and Class C shares, the performance of SIMPLE Class shares would be lower than that of the other share classes, except Class B and Class C shares.

Because Class C2 shares have higher expenses than the other share classes of the Fund, their performance would be lower.

Comment 9: For SIMPLE Class shares, in the section entitled “How to Purchase and Sell Shares”, please update the disclosure to describe the eligibility criteria for this share class.

Response: We have updated the disclosure in response to this comment as follows:

SIMPLE Class shares are generally only available to SIMPLE IRA Plan accounts.

Comment 10: In the section entitled “Principal Risks”, please revise the “Market Risk” disclosure to address how significant events relating to COVID-19 are impacting the financial markets. Please consider adding the COVID-related disclosure to the “Market Risk” tile in Items 4 and 9. If the Registrant believes that no additional disclosure is warranted, please explain supplementally the rationale for such determination.

Response: The Registrant is monitoring recent market events. The Registrant believes that its disclosure adequately addresses market risk and discloses that factors unrelated to the Portfolio’s investment strategy may adversely affect its performance.

Comment 11: In the section entitled “Principal Risks”, please revise the “Debt Securities Risk” to provide additional detail regarding the impact of the historically low interest rates on a Fund’s investments.

Response: The Registrant will consider modifying its disclosure in response to this comment in connection with the Registrant’s upcoming annual update cycles.

Comment 12: The SEC Staff notes that significant market events have occurred as a result of COVID-19. In the section entitled “Principal Risks”, please revise the “Municipal Securities Risk” disclosure to address how these significant events are impacting the municipal securities markets. If the registrant believes that no additional disclosure is warranted, please explain supplementally the rationale for such determination.

Response: The Registrant will consider modifying its disclosure in response to this comment in connection with the Registrant’s upcoming annual update cycles.

Comment 13: In the section entitled “Principal Risks”, please revise the “Geographic Focus Risk” to describe recent developments related to Brexit.

Response: The Registrant will consider modifying its disclosure in response to this comment in connection with the Registrant’s upcoming annual update cycles.

Comment 14: In the section entitled “Shareholder Guide – Information on Fees”, please reflect the impact of the small account fee in the fee table for the Funds.

Response: We hereby confirm that the transfer agency expense component of “Other Expenses” presented in each Fund’s fee table reflects the impact of the small account fee.

Comment 15: In the section entitled “Shareholder Guide”, please update the disclosure to reflect the eligibility criteria for SIMPLE Class shares.

Response: We have updated the disclosure in response to this comment as follows:

SIMPLE Class shares are generally only available to SIMPLE IRA Plan accounts

Comment 16: In the section entitled “Know With Whom You Are Investing-Who Runs The Funds’ Day-To-Day Business?”, please update the disclosure to reflect the most recent shareholder report that included information regarding the Board’s approval of the management agreement and subadvisory agreements for each Fund.

Response: We have updated the disclosure in response to this comment.

Comment 17: In the section entitled “Financial Highlights”, please include interim financial highlights as applicable for the Funds per Item 13 of Form N-1A.

Response: We have included interim financial highlights in accordance with the requirements set forth in Item 13 of Form N-1A.

Comment 18: In the section entitled “Appendix A-Intermediary-Specific Sales Charge Waivers and Discounts”, please confirm supplementally whether Oppenheimer & Co. Inc.’s name has changed as a result of the Invesco acquisition. If so, please update the disclosure to reflect the intermediary’s new name.

Response: We confirm supplementally that we are not aware of any changes to Oppenheimer & Co. Inc.’s name at this time.

Comments applicable only to Class C2 Shares

Comment 1: In the section entitled “Fees and Expenses of the Fund”, please delete the following disclosure as a shareholder would not pay a commission, or other transaction charges on Class C2 shares.

“You may be required to pay a commission or other transaction charge to your financial intermediary for effecting transactions in a class of shares of the Fund that has no initial sales charge, contingent deferred sales charge, or other asset-based fee for sales or distribution.”

Response: We have made the requested update.

Comment 2: The SEC Staff notes that significant market events have occurred as a result of COVID-19. In the section entitled “Principal Risks” for the MainStay MacKay California Tax Free Opportunities Fund, please revise the “California State Specific Risk” disclosure to address how these significant events are impacting the municipal securities markets in California. If the registrant believes that no additional disclosure is warranted, please explain supplementally the rationale for such determination.

Response: The Registrant will consider modifying its disclosure in response to this comment in connection with the Registrant’s upcoming annual update cycles.

Comment 3: The SEC Staff notes that significant market events have occurred as a result of COVID-19. In the section entitled “Principal Risks” for the MainStay MacKay New York Tax Free Opportunities Fund, please revise the “New York State Specific Risk” disclosure to address how these significant events are impacting the municipal securities markets in New York. If the registrant believes that no additional disclosure is warranted, please explain supplementally the rationale for such determination.

Response: The Registrant will consider modifying its disclosure in response to this comment in connection with the Registrant’s upcoming annual update cycles.

Comment 4: In the section entitled “Principal Investment Strategies”, please confirm supplementally whether any additional changes to the ESG criteria that the Subadvisor uses to make investment determinations are necessary at this time.

Response: The Registrant supplementally confirms the disclosure adequately addresses the Subadvisor’s ESG criteria at this time. We continually evaluate all of our disclosure and will consider modifying such disclosure as necessary, including during the Registrant’s upcoming annual update cycles.

Comment 5: In the section entitled “Shareholder Guide – Before You Invest-Deciding Which Shares To Buy—Class C and Class C2 Share Considerations”, please revise the fourth bullet to reflect which MainStay Funds will be offering Class C2 shares.

Response: We have made the requested revision.

Comments to the Statement of Additional Information

Comment 1: Please explain supplementally why the MainStay MacKay Intermediate Tax Free Bond Fund and MainStay MacKay Short Term Municipal Fund are not included in this SAI.

Response: We have chosen to not include these Funds in this SAI for a variety of reasons, including for purposes of administrative efficiency and because these Funds have different fiscal year ends than the Funds included in the larger Statement of Additional Information. However, we are currently undertaking an initiative to include these Funds as part of a combined retail SAI.

Comment 2: In the section entitled “MainStay Group Of Funds-General”, please include Class C2 shares in the list of share classes that may be offered by the Funds.

Response: We have made the requested revision.

Comment 3: A Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund and adviser will consider the concentration of these investment companies when determining compliance with the Fund's concentration policies.

Response: In the section entitled “Investments Practices, Instruments and Risks Common to Multiple Fund – Investment Companies”, we already include the following disclosure, which we believe to be responsive to this Comment:

For purposes of determining compliance with a Fund’s policy on concentrating its investments in any one industry, the Funds will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund's concentration limitation.

Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter.

Sincerely,

/s/ Brian McGrady

Brian McGrady
Assistant Secretary